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                               ALSTON & BIRD LLP

                               One Atlantic Center
                           1201 West Peachtree Street
                           Atlanta, Georgia 30309-3424

                                  404-881-7000
                                Fax: 404-881-7777
                                 www.alston.com

PAUL J. NOZICK        DIRECT DIAL: 404-881-7451       E-MAIL: PNOZICK@ALSTON.COM

                                November 1, 2005

Daniel F. Duchovny, Esq.
Attorney Advisor
Officer of Mergers & Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-3628

      Re: National Housing Partnership Realty Fund Two
          Schedule 13E-3
          File No. 005-54057
          Filed September 23, 2005

          Preliminary Proxy Statement on Schedule 14A
          Filed September 23, 2005
          File  No. 000-14458

Dear Mr. Duchovny:

      In response to your letter dated October 17, 2005, National Housing Partnership Realty Fund Two and its Affiliated Entities (the "Partnership") has filed today with the Securities and Exchange Commission Amendment No. 1 to the above-referenced Schedule 13E-3 ("13E-3 Amendment No. 1") and a revised Preliminary Proxy Statement on Schedule 14A ("14A Amendment No. 1").

      Transmitted with this letter for your convenience are (i) clean copies of 13E-3 Amendment No. 1 and 14A Amendment No. 1 together with the exhibits concurrently filed and (ii) copies of 13E-3 Amendment No. 1 and 14A Amendment No. 1 marked to show changes from the Schedule 13E-3 and Schedule 14A filed with the staff on September 23, 2005.

      Set forth below in this letter is the Partnership's response to the staff's comments contained in the letter dated October 17, 2005 from you to the undersigned ("SEC Comment Letter"), including the requested acknowledgment by each of the participants of the bullet point items set forth on the final page of such SEC Comment Letter. The page numbers given in each Partnership response correspond to the clean copy of each of

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Daniel F. Duchovny, Esq.
November 1, 2005
Page 2

14A Amendment No. 1 and 13E-3 Amendment No. 1. Please also note that additional revised disclosure has been made to reflect the now unlikelihood that the Sale (as such term is used in the 14A Amendment No. 1) will occur prior to December 31, 2005. Notwithstanding that delay, the current termination date of the Partnership of December 31, 2005 makes the approval of the Term Extension by the Limited Partners important and therefore your expeditious review of this revised filing is very much appreciated.

SCHEDULE 13E-3

ITEM 16. EXHIBITS

1. Please file the purchase agreement relating to the sale of the San Juan del Centro property.

      RESPONSE: The Partnership is filing the purchase agreement relating to the sale of the San Juan del Centro property as Exhibit d(1) - d(3) to the Schedule 13E-3.

SCHEDULE 14A

2. Please advise as to whether the company is providing financial information in accordance with Item 14 of Schedule 14A. See also Telephone Interpretation I.H.6 of the July 2001 Supplement to the Division's Manual of Publicly Available Telephone Interpretations available on our website at www.sec.gov. In this regard, it would appear that you need to deliver the information required by Item 12 of Form S-4. Please advise.

      RESPONSE: The Partnership has revised its disclosure in the sections titled "Financial Information" and "Pro Forma Financial Statements" on pages 39 and 40 of the 14A Amendment No. 1 and will attach its most current filings on form 10-KSB and 10-QSB to the 14A Amendment No. 1 as Annex II and Annex III, respectively, in its mailing to the limited partners as required by Item 14 of
Schedule 14A.

LETTER TO LIMITED PARTNERS

3. Please quantify here and elsewhere in the consent solicitation the costs associated with remarketing the local partnership interests (refer to the fourth bullet point following the eighth paragraph of this letter).

      RESPONSE: The Partnership has revised its disclosure in the fourth bullet point of the letter to limited partners and on pages 1, 6, 18 and 36 of the 14A Amendment No. 1 in response to the staff's comment.

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Daniel F. Duchovny, Esq.
November 1, 2005
Page 3

4.    Quantify the costs described in the eleventh bullet point.

      RESPONSE: The Partnership has revised its disclosure in the eleventh bullet point of the letter to limited partners and on pages 2, 17, 19 and 23 of the 14A Amendment No. 1 in response to the staff's comment.

5. Refer to the thirteenth bullet point. Explain why your reference to the tax depreciation expense of fixed assets put into service in 2001 is disclosed for 2002 and 2004 but not for 2003.

      RESPONSE: The Partnership has revised its disclosure in the thirteenth bullet point of the letter to limited partners and on pages 3 and 21 of the 14A Amendment No. 1 in response to the staff's comment. In initially omitting the tax depreciation expense for 2003, the Partnership believed it was more clearly demonstrating the significant reduction in such tax depreciation expense in recent years.

6. Refer to the fourteenth bullet point. Explain why distributions to limited partners are limited to $12,270 annually but are not limited in connection with the distribution of the proceeds of the sale of the subject property.

      RESPONSE: The Partnership has revised its disclosure to reflect such additional information in the fourth bullet point of the letter to limited partners and on pages 3, 18 and 22 of the 14A Amendment No. 1 in response to the staff's comment.

SUMMARY

7.    Generally revise your summary to delete duplicative disclosure.

      RESPONSE: The Partnership has revised the section entitled Summary in response to the staff's comment.

8. Please state the date by which you expect to tabulate the consents to determine if the required approval of the limited partners has been obtained.

      RESPONSE: Upon filing a final Schedule 14A and 13E-3 with the SEC and in accordance with applicable law and Sections 10.3 and 10.4 of its Partnership Agreement, the Partnership will set a date for the tabulation of consents no less than 15 days and no
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Daniel F. Duchovny, Esq.
November 1, 2005
Page 4

more than 60 days following the mailing of the final Schedule 14A to the Limited Partners.

9. Please quantify the costs associated with your status as a reporting company, as disclosed in the sixth bullet point in this summary. Also explain supplementally, with a view toward possible revised disclosure, why the number of limited partners is decreasing, given the lack of a trading market for your securities.

      RESPONSE: The Partnership has revised its disclosure with respect to costs incurred as a reporting company on pages 2, 17 and 19 in response to the staff's comment. With respect to the reduction in the number of limited partners, the Partnership has revised its disclosure on pages 2 and 19 to highlight the abandonment of Units as described on page 43 of the 14A Amendment No. 1.

     Although limited partners are not required to disclose purpose or intent when abandoning units, the Partnership believes that the abandonment of units typically occurs when the administrative burden of owning the units or the costs of transferring ownership in the units exceeds the tax benefit and/or cash distribution benefit associated with ownership of the units.

10. Regarding your initial definition of the "Affiliated Parties" on page 2, please amend your document to identify all of the parties to which you refer and to include all of the filing parties. We note that National Corporation for Housing Partnerships is a filing person but appears to have been omitted from the group of entities defined as Affiliated Parties. Note additionally that each filing party is required to comply with all of the requirements of Schedules 13E-3 and 14A. Please revise your filing as necessary.

      RESPONSE: The Partnership has revised the definition of Affiliated Parties on page 2 and the section entitled "The Partnership and the Property" beginning on page 36, as appropriate.

11. We note your disclosure regarding the "currently favorable" conditions for you to sell the subject property in the last paragraph of page 2. It appears that some of the conditions (the interest rate environment, and the available tax benefits) may have been present for more than one year. Please explain how those conditions are currently more favorable to the sale.

      RESPONSE: The Partnership has deleted the language on page 3 of the 14A Amendment No. 1 in response to staff comment No. 7 and revised its disclosure in the third bullet point of the letter to limited partners and on pages 3, 5, 21 and 22 of the 14A Amendment No. 1 in response to the staff's comment.

12. Refer to the penultimate paragraph on page 6. Describe the timing of obtaining the requisite consents to consummate the sale of the subject property. Also,

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Daniel F. Duchovny, Esq.
November 1, 2005
Page 5

      disclose whether you have applied for the necessary HUD approvals described here.

      RESPONSE: The Partnership has revised its disclosure to reflect such additional information in the second bullet point of the letter to limited partners and on pages 5 and 22 of the 14A Amendment No. 1 in response to the staff's comment.

SPECIAL FACTORS

BACKGROUND

13. Please specify the timing of each development described in this section. For example, when did the general partner consider the advantages and disadvantages of continuing the operations of the partnership in its current structure? When did the general partner consider whether to sell the subject property to third parties or to an affiliate?

      RESPONSE: The Partnership has revised its disclosure beginning on page 8 of the 14A Amendment No. 1 in response to the staff's comment.

14. Refer to the third paragraph under the caption "Costs Associated with Being a Public Company." You state that the property will receive the low income housing tax credits "if the application can be amended..." Explain what prevents you at this time from amending the application for tax credits.

      RESPONSE: The Partnership has revised its disclosure to supply such additional information on page 9 of the 14A Amendment No. 1 in response to the staff's comment.

15. We note that the Tax Credit Fund will purchase a majority interest in the Purchaser Assignee for approximately $8.3 million. Please explain why that is not the purchase price of the subject property.

      RESPONSE: The Partnership has revised its disclosure to reflect such additional information on pages 9, 32 and 46 of the 14A Amendment No. 1 in response to the staff's comment.

16. Refer to the last paragraph on page 9. It appears that the interest rate of the first and second mortgage loans is based on the same Treasury bill rate plus a spread that varies by 5 basis points, yet the rate variation between the loans appears to be 50 basis points. Please reconcile.

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Daniel F. Duchovny, Esq.
November 1, 2005
Page 6

      RESPONSE: The Partnership has revised its disclosure to correct the transcription error on pages 10, 33, 47 and 51 of the 14A Amendment No. 1 in response to the staff's comment.

17. On the same paragraph, disclose when you expect to obtain a commitment reflecting the terms of the mortgages described.

      RESPONSE: The Partnership has revised its disclosure to reflect such additional information on pages 11, 33, 47 and 51 of the 14A Amendment No. 1 in response to the staff's comment.

18. Please quantify the benefits that AIMCO and its affiliates will realize, as described in the second full paragraph of page 10.

      RESPONSE: The Partnership has revised its disclosure on pages 10, 24, 33 and 47 to more clearly cross-reference the extensive discussion beginning at pages 14 and 45 of fees and benefits that AIMCO and its Affiliates will receive upon consummation of the proposed sale.

SALE PROCEEDS AND ESTIMATED FEDERAL INCOME TAX CONSEQUENCES, PAGE 11

19. Given that you made your filings in late September, please update the estimates in this section and in the risk factors section to a date more recent than July 31, 2005.

      RESPONSE: The Partnership has revised its disclosures throughout the 14A Amendment No. 1 to reflect the more recent date of September 30, 2005 in response to the staff's comment.

RISKS ASSOCIATED WITH THE SALE, PAGE 12

20. Please tell us whether you considered applying the concepts of plain English to the second risk factor in this section.

      RESPONSE: The Partnership has revised its disclosure beginning on pages 13 and 43 in response to the staff's comment.

21. With respect to the various fees to be paid to AIMCO and its affiliates described in the paragraph entitled "If the sales occur, AIMCO and its affiliates will receive fees that other partners will not receive," disclose whether the fees are comparable to the fees that may have been due had the partnership used unaffiliated third

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Daniel F. Duchovny, Esq.
November 1, 2005
Page 7

      parties to perform the stated services (i.e., the lease-up review fee, and the syndication fees).

      RESPONSE: The Partnership has revised its disclosure to reflect such additional information on pages 14-15 and 44 of the 14A Amendment No. 1 in response to the staff's comment.

22. Please explain the additional share of net sales proceeds from a future sale of the subject property to be received by the AIMCO affiliate.

      RESPONSE: The Partnership has revised its disclosure to reflect such additional information on pages 14 and 44 of the 14A Amendment No. 1 in response to the staff's comment.

RISKS ASSOCIATED WITH THE FAILURE TO CONSUMMATE THE SALE, PAGE 15

23. Refer to the first risk factor in this section. Disclose who is the holder of the defaulted note and the reason for the default. Also, disclose the likelihood that the holder of the note will exercise its default remedies prior to the sale of the subject property.

      RESPONSE: The Partnership has revised its disclosure to reflect such additional information on pages 17 and 38 of the 14A Amendment No. 1 in response to the staff's comment.

RISKS ASSOCIATED WITH THE FAILURE TO CONSUMMATE THE TERM EXTENSION, PAGE 17

24. Please describe and quantify the "significant additional costs associated with" a sale of the local partnership interests, as disclosed in the factor entitled "A failure to consummate the sale prior to December 31, 2005 will result in the termination of the partnership on December 31, 2005 and liquidation of the partnership's assets..."

      RESPONSE: The Partnership has revised its disclosure in the fourth bullet point of the letter to limited partners and on pages 1, 6, 18 and 36 of the 14A Amendment No. 1 in response to the staff's comment.

REASONS FOR AND FAIRNESS OF THE PROPOSALS
REASONS FOR THE PROPOSALS, PAGE 17

25. Please refer to the penultimate paragraph of page 18. Tell us, with a view toward revised disclosure, whether the sale to an affiliate qualifies the property to

Daniel F. Duchovny, Esq.
November 1, 2005
Page 8

      continue yielding tax credits and tax-exempt financing as described in the referenced paragraph.

      RESPONSE: The Partnership has revised its disclosure on page 20 of the 14A Amendment No. 1 in response to the staff's comment.

26. Please explain why the property may generate taxable income but not enough cash to be distributed to limited partners to pay the resulting tax liabilities, as disclosed under the caption "Future taxable income may exceed distributions" on page 20.

      RESPONSE: The Partnership has revised its disclosure to reflect such additional information on pages 21-22 of the 14A Amendment No. 1 in response to the staff's comment.

FAIRNESS OF THE PROPOSALS

NEGATIVE FACTORS CONSIDERED

27. Please revise the second bullet point to present information arranged by topic instead of including unrelated topics within the same bullet point. In addition, please describe here the fees that the affiliated parties will receive in connection with the planned sale.

      RESPONSE: The Partnership has revised its disclosure on page 24 in response to the staff's comment. Rather than include another detailed explanation of the fees, the Partnership respectfully submits that the explicit cross-reference included in the revised disclosure language will further the staff's objective of avoiding duplicative disclosure.

APPRAISAL OF THE PROPERTY

28. Please list the six sales, and related terms, described under the caption "Valuation under sales comparison approach."

      RESPONSE: The Partnership has revised its disclosure in the section "Valuation under sale comparison approach" on page 28 in response to the staff's comment.

29. Under the caption "Valuation under income capitalization approach," explain what the appraiser considered an "appropriate capitalization rate" and disclose the rate used.

Daniel F. Duchovny, Esq.
November 1, 2005
Page 9

      RESPONSE: The Partnership has revised its disclosure in the section "Valuation under income capitalization approach" on pages 29-30 in response to the staff's comment.

30. Explain how the assumptions used in connection with the income approach were derived. Describe how the assumptions used compare with industry averages for similar properties.

      RESPONSE: The Partnership has revised its disclosure in the section "Valuation under income capitalization approach" on pages 29-30 in response to the staff's comment.

31. Please clarify in the last paragraph of this section that the appraisal report is also filed as an exhibit to your Schedule 13E-3 and is available on our website.

      RESPONSE: The Partnership has revised the final paragraph of this section on page 31 in response to the staff's comment.

NO RECOMMENDATION BY THE GENERAL PARTNER, PAGE 27

32. We note that the general partner recommends that the sale of the subject property at this time is the prudent course of action (page 18). Throughout the remainder of the disclosure, you state that you offer no recommendation as to whether or not limited partners should adopt the sale. Please clarify what you are recommending versus what you are not, i.e., are you not recommending the sale to affiliates, but do recommend the sale of the property now, at this time? Please conform the rest of your document, including the appropriate risk factors to the revised disclosure.

      RESPONSE: The Partnership has revised the language on page 20 of 14A Amendment No. 1 to conform with the language throughout the remainder of the disclosure and the intent of the General Partner not to make a recommendation as to the Sale of the Property.

THE AMENDMENT, PAGE 28

33. Please provide us supplementally a copy of the current partnership agreement.

      RESPONSE: The Partnership is supplementally providing the staff a copy of the current partnership agreement with this letter.

Daniel F. Duchovny, Esq.
November 1, 2005
Page 10

34. Please disclose the number of consents required for approval of this amendment.

      RESPONSE: The Partnership has revised its disclosure to reflect such additional information on pages 32 and 49 of the 14A Amendment No. 1 in response to the staff's comment.

THE SALE, PAGE 28

35. Please provide here the meaning of defined terms such as "Inspection Period," "Lender Consent Contingency," and "Partnership Approval Contingency Period."

      RESPONSE: The Partnership has given the meaning for each defined term found in the section entitled "Closing" on page 34 in response to the staff's comment.

      In addition to the aforementioned responses to the Staff's comments, please note that, as requested by the Staff, enclosed with this letter are statements from each participant to this filing regarding the requested acknowledgements.

      As stated above, the Partnership would greatly appreciate your expediting the review of this letter and the 14A Amendment No. 1 and 13E-3 Amendment No. 1. The Partnership and counsel are available at your convenience to discuss any further questions or comments that you may have on this letter or the filing. Please call me at the number above or Tim Silvis of our firm at (404) 881-4951 if there is any way that we can facilitate your completion of your review.

                                     Very truly yours,

                                      Paul J. Nozick
PJN:edm

Enclosures

cc:   Lance Graber - Apartment Investment & Management Company
      Derek McCandless, Esq. - Apartment Investment & Management Company Martha L. Long - Apartment Investment & Management Company
      Gregory M. Chait, Esq. - Alston & Bird LLP
      Timothy Silvis, Esq. - Alston & Bird LLP

                                November 1, 2005

VIA FACSIMILE AND EDGAR FILING
(202) 772-9203

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-3628

      Re: National Housing Partnership Realty Fund Two
          Schedule 13E-3
          File No. 005-54057
          Filed September 23, 2005

          Preliminary Proxy Statement on Schedule 14A
          Filed September 23, 2005
          File No. 000-14458

Ladies and Gentlemen:

      In connection with our response to your letter dated October 17, 2005, National Housing Partnership Realty Fund Two and its Affiliated Entities (the "Partnership") each acknowledge that (i) the participants signing below are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
(iii) the participants signing below may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      [SIGNATURES TO THE LETTER OF ACKNOWLEDGEMENT BEGIN ON FOLLOWING PAGE]

Securities and Exchange Commission
November 1, 2005
Page 2

                  [SIGNATURES TO THE LETTER OF ACKNOWLEDGEMENT]

                             NATIONAL HOUSING PARTNERSHIP
                             REALTY FUND TWO

                             By: The National Housing Partnership, its sole
                                 General Partner

                                 By: National Corporation for Housing
                                     Partnerships, its sole General Partner

                                 By: /s/ Martha Long
                                     ------------------------------
                                 Name: Martha Long
                                 Title: Senior Vice President

Securities and Exchange Commission
November 1, 2005
Page 3

                  [SIGNATURES TO THE LETTER OF ACKNOWLEDGEMENT]

                             THE NATIONAL HOUSING PARTNERSHIP

                             By: National Corporation for Housing
                                 Partnerships, its sole General Partner

                             By: /s/ Martha Long
                                 --------------------------------------
                             Name: Martha Long
                             Title: Senior Vice President

Securities and Exchange Commission
November 1, 2005
Page 4

                  [SIGNATURES TO THE LETTER OF ACKNOWLEDGEMENT]

                             NATIONAL CORPORATION FOR HOUSING PARTNERSHIPS

                             By: /s/ Martha Long
                                 -----------------------------------
                             Name: Martha Long
                             Title: Senior Vice President

Securities and Exchange Commission
November 1, 2005
Page 5

                  [SIGNATURES TO THE LETTER OF ACKNOWLEDGEMENT]

                             APARTMENT INVESTMENT AND MANAGEMENT COMPANY

                             By: /s/ Martha Long
                                 --------------------------------------
                             Name: Martha Long
                             Title: Senior Vice President

Securities and Exchange Commission
November 1, 2005
Page 6

                  [SIGNATURES TO THE LETTER OF ACKNOWLEDGEMENT]

                             AIMCO PROPERTIES, L.P.

                             By: AIMCO-GP, Inc., its sole General Partner

                             By: /s/ Martha Long
                                 ----------------------------------------
                             Name: Martha Long
                             Title: Senior Vice President

Securities and Exchange Commission
November 1, 2005
Page 7

                  [SIGNATURES TO THE LETTER OF ACKNOWLEDGEMENT]

                             AIMCO-GP, INC.

                             By: /s/ Martha Long
                                 -----------------------------
                             Name: Martha Long
                             Title: Senior Vice President

Securities and Exchange Commission
November 1, 2005
Page 8

                  [SIGNATURES TO THE LETTER OF ACKNOWLEDGEMENT]

                             AIMCO EQUITY SERVICES, INC.

                             By: /s/ Martha Long
                                 -----------------------------
                                 Name: Martha Long
                                 Title: Senior Vice President